EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2012	2011	2010	2009	2008
Fixed charges:
Interest expense*	$207	$247	$270	$309	$448
Estimated interest portion of rents	32	31	31	33	35

Total fixed charges	239	$278	$301	$342	$483

Income:
Income (loss) from continuing operations before income taxes	$841	$337	$86	$(149)	$629
Fixed charges	239	278	301	342	483

Adjusted income	1,080	$615	$387	$193	$1,112

Ratio of income to fixed charges	4.52	2.21	1.29	0.56	2.30

*            Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.